SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

(Amendment No. 1)

Under the Securities Exchange Act of 1934

Jefferies Financial Group Inc.

(Name of Issuer)

Common Stock, Par Value $1 Per Share

(Title of class of securities)

47233W109

(CUSIP number)

Joseph S. Steinberg

c/o Jefferies Financial Group Inc.

520 Madison Avenue

New York, New York 10022

(Name, address and telephone number of person authorized to receive notices and communications)

March 3, 2020

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

CUSIP No. 47233W 10 9	13D

1	Name of Reporting Person: Joseph S. Steinberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 21,990,990 (at Mar. 3, 2021; see Item 5)
	8	SHARED VOTING POWER: 252,652 (see Item 5)
	9	SOLE DISPOSITIVE POWER: 21,990,990 (at Mar. 3, 2021; see Item 5)
	10	SHARED DISPOSITIVE POWER: 252,652 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 22,243,642 (at Mar. 3, 2021; see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 8.9% (at Mar. 3, 2021; see Item 5)
14	TYPE OF REPORTING PERSON: IN

This Amendment No. 1 (“Amendment No. 1”) amends the Schedule 13D of Joseph S. Steinberg (the “Reporting Person”), first filed with the Securities and Exchange Commission on March 5, 2013 (the “Schedule 13D”). Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule 13D.

Item 1. Security and Issuer.

The Schedule 13D provides information on the Reporting Person’s beneficial ownership of Common Stock, par value $1 per share (the “Common Stock”), of Jefferies Financial Group Inc. (the “Company”). The Company’s address is 520 Madison Avenue, New York, NY 10022.

Item 2. Identity and Background.

(a), (b), (c) and (f):

The Reporting Person is Joseph S. Steinberg, Chairman of the Board, Jefferies Financial Group Inc., 520 Madison Avenue, New York, NY 10022. Jefferies Financial Group Inc. is engaged in investment banking and capital markets, asset management and direct investing. The Reporting Person is a United States citizen.

(d) and (e):

Not applicable.

Item 3. Source and Amount of Funds or Other Consideration.

Not applicable.

Item	4. Purpose of Transaction.

Not applicable.

Item 5. Interest in Securities of the Issuer.

(a) and (b):

In its Form 10-K filed on January 29, 2021, the Company disclosed that the number of outstanding shares of Common Stock at January 21, 2021, was 251,070,970 shares. This number of shares reflected a reduction in the outstanding class of Common Stock as compared to prior periods as a result of the Company’s on-going program of repurchases of Common Stock.

The Reporting Person beneficially owned 22,243,642 shares of Common Stock at March 3, 2021 and at January 29, 2021. At those dates, the Reporting Person had sole voting and sole dispositive power over 21,990,990 shares, consisting of 2,632,979 shares held directly, 19,353,511 shares held by corporations wholly owned by the Reporting Person, family trusts or corporations wholly owned by family trusts, and 4,500 shares that the Reporting Person had a right to acquire by exercise of then exercisable stock options. Shares over which the Reporting Person may have been deemed to have shared voting and shared dispositive power were 252,652 shares held by the Reporting Person’s spouse. Based on shares reported by the Company as outstanding at January 21, 2021, the Reporting Person beneficially owned 8.9% of the outstanding class of Common Stock.

In its Proxy Statement filed on March 3, 2020, the Company disclosed that the number of outstanding shares of Common Stock at January 31, 2020, was 284,761,185 shares, reflecting a reduction in the outstanding class of Common Stock as compared to prior periods due to the Company’s repurchases of Common Stock. At that date, the Reporting Person beneficially owned the same number of shares of Common Stock as at March 3, 2021, except that he beneficially owned an additional 1,500 shares through then-exercisable stock options (as to which he was deemed to have sole voting and sole dispositive power). Based on the shares outstanding at January 31, 2020, the Reporting Person beneficially owned 7.8% of the outstanding class of Common Stock at March 3, 2020.

(c), (d) and (e):

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

Item 7. Material to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 10, 2021

/s/ Joseph S. Steinberg
Joseph S. Steinberg